FILED PURSUANT TO RULE 424(B)(3)

File No. 333-186210

HEMISPHERE MEDIA GROUP, INC.

SUPPLEMENT NO. 7 TO

PROSPECTUS DATED MARCH 25, 2013

THE DATE OF THIS SUPPLEMENT IS MARCH 10, 2014

This prospectus supplement (this “Supplement No. 7”) is part of the prospectus of Hemisphere Media Group, Inc. (the “Company”), dated March 25, 2013 (File No. 333-186210) (the “Prospectus”) as supplemented by Supplement No. 1, dated May 15, 2013 (“Supplement No. 1), Supplement No.2, dated May 15, 2013 (“Supplement No. 2”), Supplement No. 3, dated July 31, 2013 (“Supplement No. 3”), Supplement No. 4, dated August 14, 2013 (“Supplement No. 4”), Supplement No. 5, dated November 13, 2013 (“Supplement No. 5”) and Supplement No. 6, dated January 23, 2014 (“Supplement No. 6”).  This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No.5 and Supplement No. 6.  Any statement in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6 that is modified or superseded is not deemed to constitute a part of the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 or Supplement No. 6, except as modified or superseded by this Supplement No. 7.  Except to the extent that the information in this Supplement No. 7 modifies or supersedes the information contained in the Prospectus, as previously supplemented, this Supplement No. 7 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6.

The purpose of this Supplement No. 7 is to update and supplement the information in the Prospectus, as previously supplemented, with the information contained in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 10, 2014, and which is attached hereto.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2014

HEMISPHERE MEDIA GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation)	001-35886 (Commission File Number)	80-0885255 (I.R.S. Employer Identification Number)

2000 Ponce de Leon Boulevard

Suite 500

Coral Gables, FL 33134

(Address of principal executive offices) (Zip Code)

(305) 421-6364

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations and Financial Condition.

On March 10, 2014, Hemisphere Media Group, Inc. (the “Company”) issued a press release announcing its results of operations for the fourth quarter and year ended December 31, 2013. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated by reference into this item.

Within the Company’s press release, we makes reference to the non-GAAP financial measures including “EBITDA” and “adjusted EBITDA,” which have a directly comparable generally accepted accounting principles (“GAAP”) financial measure.  Management use these measures to assess the operating results and performance of the business, perform analytical comparisons and identify strategies to improve performance.  Management believes EBITDA and Adjusted EBITDA are relevant to investors because it allows them to analyze the operating performance of our business using the same metrics used by management and is important to investors’ understanding of our business.

The information included in this Current Report on Form 8-K, including the exhibit attached hereto, is furnished solely pursuant to Item 2.02 of this Current Report on Form 8-K. Consequently, it is not deemed filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Securities Act of 1933 or the Exchange Act if such subsequent filing specifically references this Current Report on Form 8-K.

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on March 10, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEMISPHERE MEDIA GROUP, INC.

Date:	March 10, 2014	By:	/s/ Alex J. Tolston
Name: Alex J. Tolston
Title: General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on March 10, 2014

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Exhibit 99.1

Hemisphere Media Group Announces Fourth Quarter and Full Year 2013 Financial Results

MIAMI—(March 10, 2014) — Hemisphere Media Group, Inc. (NASDAQ: HMTV) (“Hemisphere” or the “Company”), the only publicly traded pure-play U.S. media company targeting the high growth Hispanic TV/cable networks business, today announced financial results for the fourth quarter and full year ended December 31, 2013.

Alan Sokol, CEO of Hemisphere, stated, “We are very pleased with our full year results, our first as a public company.  Our results underscore both the strength and unique position of our platform, which will be significantly bolstered following the closing of our acquisition of three major Spanish-language cable television networks from Media World, LLC.  Further, we have continued to demonstrate robust growth of our retransmission and subscriber fees. WAPA-TV delivered its highest ratings of the year in the fourth quarter, and its dominant market position ensures its continued strong revenue performance, even in a challenging environment. Cinelatino continued to demonstrate ratings leadership across key demographics while simultaneously expanding its subscriber growth by 10% from the prior year.  Further, the Company plans on subscribing to Nielsen ratings for WAPA America in 2014, which the Company believes will be attractive to national advertisers and will help to build on its strong performance in 2013.”

On April 4, 2013, Hemisphere completed a series of mergers pursuant to which WAPA Holdings, LLC, (“WAPA”), which includes WAPA America and WAPA-TV, Cine Latino, Inc. (“Cinelatino”) and Azteca Acquisition Corporation (“Azteca”), a special purpose acquisition company, each became indirect, wholly owned subsidiaries of Hemisphere (the “Transaction”).  WAPA was the accounting acquirer and predecessor, whose historical results became the historical results of Hemisphere.  The operating results presented in this release reflect the operating results of all the businesses acquired in the Transaction since April 4, 2013.

Net revenues for the three months ended December 31, 2013 was $25.9 million, an increase of 12%, compared to net revenues of $23.1 million for the same period in 2012.  Net revenues for the full year ended December 31, 2013 was $86.0 million, an increase of 21%, compared to net revenues of $71.4 million for the same period in 2012.  This increase is primarily a result of the inclusion of the net revenues of Cinelatino since the consummation of the Transaction in 2013, offset in part by loss of political advertising revenue.

Pro forma for the Transaction occurring on January 1, 2012, and excluding political advertising revenue in the 2012 period, net revenues for the year ended December 31, 2013, increased by $2.3 million, or 3%.  This increase was driven by growth in subscriber fees, offset in part by the loss of advertising revenue resulting from the cancellation of one of WAPA-TV’s television programs, SuperXclusivo.

Operating expenses were $20.9 million for the three months ended December 31, 2013, an increase of 48% from operating expenses of $14.1 million in the year ago quarter.  Operating expenses were $78.3 million for the full year ended December 31, 2013, an increase of 55% from operating expenses of $50.5 million in the year ago period.  This increase in operating expenses was due to the inclusion of Cinelatino’s operating expenses and corporate overhead, offset in part by lower programming costs at WAPA due primarily to the cancellation of SuperXclusivo.   We

also incurred in the 2013 periods, non-cash charges comprised primarily of stock compensation expense, and one-time charges comprised primarily of fees and expenses related to the Transaction and the expected acquisition of the Media World networks.

Net income was $2.6 million for the three months ended December 31, 2013, a decrease of $3.9 million compared to net income of $6.6 million for the same period in 2012, and net loss was $4.3 million for the full year ended December 31, 2013, a decrease of $15.3 million compared to net income of $11.0 million for the same period.

Adjusted EBITDA decreased $0.2 million, or 2%, to $10.3 million for the three months ended December 31, 2013, and increased $7.7 million, or 30%, to $33.8 million for the full year ended December 31, 2013.   Pro forma for the acquisition of Cinelatino occurring on January 1, 2012 and excluding political revenue in 2012, the Company’s Adjusted EBITDA increased approximately $4 million, or 12%, to $38.1 million.

The Company is forecasting 2014 full year Adjusted EBITDA of $49 to $51 million, assuming the inclusion of the operating results of the Media World networks as of April 1, 2014.

The Company believes that WAPA-TV’s overall percentage share of upfront buys in 2014 will increase from the prior year.  Additionally, the Company believes that WAPA-TV’s strong ratings will enhance the network’s ability to capture significant retransmission fee growth.

As of December 31, 2013, the Company had $172.5 million in debt and $176.6 million of cash.  The Company’s leverage ratio was approximately 4.5 times.  As previously announced, the $102.2 million purchase price, subject to adjustments, for the acquisition of the Media World networks will be funded with cash on hand and is expected to lower the Company’s leverage ratio on a pro forma basis as of December 31, 2013, to approximately 3.3 times.

The following tables set forth the Company’s financial performance for the three months and year ended December 31, 2013 and 2012 and selected balance sheet data for the year ended December 31, 2013 and 2012 ($ in thousands):

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
	(Unaudited)		(Audited)

Net Revenues	$25,876	$23,091	$86,005	$71,367
Operating Expenses:
Cost of revenues	10,133	9,151	33,950	32,409
Selling, general and administrative	7,107	3,752	29,678	13,667
Depreciation and amortization	2,585	981	8,762	3,723
Other expenses	900	188	5,694	703
Loss (gain) on disposition of assets	132	49	199	(1)
Total operating expenses	20,857	14,120	78,284	50,501
Operating income	5,019	8,971	7,720	20,866

Other Expenses:
Interest expense, net	(2,967)	(775)	(7,177)	(3,501)
Loss on early extinguishment of debt	—	—	(1,649)	—
Other expense, net		(13)	(63)	(50)
	(2,967)	(787)	(8,888)	(3,551)
Income (loss) before income taxes	2,052	8,183	(1,167)	17,315
Income tax benefit (expense)	587	(1,634)	(3,130)	(6,285)
Net income (loss)	$2,639	$6,550	$(4,297)	$11,030

Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$2,639	$6,550	$(4,297)	$11,030
Add (deduct):
Income tax (benefit) expense	(587)	1,634	3,130	6,285
Other expenses, net	2,967	787	8,888	3,551
Loss (gain) on disposition of assets	132	49	199	(1)
Depreciation and amortization	2,585	981	8,762	3,723
Stock-based compensation	1,574	—	7,192	—
EBITDA	9,310	10,001	23,874	24,589
Transaction expenses	900	188	5,694	703
Non-recurring expenses	74	152	4,206	152
Management fees	—	156	—	625
Adjusted EBITDA	$10,284	$10,497	$33,774	$26,069

Selected Balance Sheet Data

	Year Ended December 31,
	2013	2012
	(Audited)
Cash	$176,622	$10,084
Debt	$172,481	$57,012

Non-GAAP Reconciliations

Within Hemisphere’s fourth quarter and full year 2013 press release, Hemisphere makes reference to certain non-GAAP financial measures such as — “EBITDA” and “Adjusted EBITDA.” Whenever such information is presented, Hemisphere has complied with the provisions of the rules under Regulation G and Item 2.02 of Form 8-K. The specific reasons why Hemisphere’s management believes that the presentation of these non-GAAP financial measures provides useful information to investors regarding Hemisphere’s financial condition, results of operations and cash flows has been provided in the Form 8-K filed in connection with this press release.

Conference Call

Hemisphere will conduct a conference call to discuss its fourth quarter and full year 2013 financial results at 10:00AM ET on Monday, March 10, 2014. A live broadcast of the conference call will be available online via the company’s Investor Relations website located at http://ir.hemispheretv.com/. Alternatively, interested parties can access the conference call by dialing (866) 515-2908, or from outside the United States at (617) 399-5122, at least five minutes prior to the start time. The conference ID for the call is 20351823. A replay of the call will be available beginning at approximately 2:00PM ET March 10 by dialing (888) 286-8010, or from outside the United States by dialing (617) 801-6888. The conference ID for the replay is 58593238.

Forward-Looking Statements

This press release may contain certain statements about Hemisphere that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of the management of Hemisphere and are subject to uncertainty and changes in circumstance, which may cause actual results to differ materially from those expressed or implied in such forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: (1) risks relating to any unforeseen liabilities of Hemisphere and the acquired assets in the Media World acquisition, (2) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects, businesses and management strategies and the expansion and growth of the operations of Hemisphere; (3) Hemisphere’s ability to successfully integrate the acquired assets in the Media World acquisition and achieve anticipated synergies; (4) the risk that disruptions from the Media World transaction will harm Hemisphere’s business; and (5) Hemisphere’s, plans, objectives, expectations and intentions generally. Additionally, factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are discussed under the heading “Risk Factors” and “Forward-Looking Statements” in Hemisphere’s most recent registration statement on Form S-4 (File No. 333-186210) (the “Registration Statement”), post-effective amendment No. 1 on Form S-1 to the Registration Statement and Quarterly Reports on Form 10-Q, each filed with the Securities and Exchange Commission (“SEC”), as they may be updated in any future reports filed with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Hemisphere’s actual results, performance, or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and Hemisphere undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

About Hemisphere Media Group, Inc.

Hemisphere Media Group (NASDAQ: HMTV) is the only publicly-traded pure-play U.S. Spanish-language TV/cable network business serving the high-growth U.S. Hispanic population. Headquartered in Miami, Florida, Hemisphere owns and operates Cinelatino, WAPA Television and WAPA America. Cinelatino is the leading Spanish-language movie channel with more than 13 million subscribers in the U.S., Latin America and Canada, featuring the largest selection of contemporary Spanish-language blockbusters and critically-acclaimed titles from Mexico, Latin America, Spain and the Caribbean. WAPA Television is Puerto Rico’s leading broadcast station with the highest primetime and full day ratings in Puerto Rico. Founded in 1954, WAPA Television produces more than 65 hours per week of top-rated news and entertainment programming. WAPA America is the leading cable network targeting Puerto Ricans and other Caribbean Hispanics living in the U.S., featuring the highly-rated news and entertainment programming produced by WAPA-TV. WAPA America has more than five million U.S. subscribers.

Contacts

For Hemisphere Media Group, Inc.:
Robin Weinberg/Patrick Scanlan, 212-687-8080